BERU

Ad hoc announcement pursuant to Section 15 of the German Securities Trading Law

BERU achieves double-digit revenue growth in first quarter

Ludwigsburg, July 26, 2005. On the basis of preliminary figures, BERU Aktiengesellschaft, Ludwigsburg, increased its total sales revenues in the first quarter of the current financial year 2005/06 (April 1 to June 30, 2005) by 14.5% to EUR 97.9 million (Q1 2004/05: EUR 85.5 million). This extremely strong growth in sales revenues in the first quarter is primarily a result of new product startups in the core division of Diesel Cold Start Technology and in the youngest division of Electronics and Sensor Technology. The main growth drivers were Instant Start Systems (ISS) and PTC auxiliary heating systems for new models launched by German and American manufacturers. The European aftermarket business also contributed to the positive business trend.

In this context, BERU's Executive Board Chairman Marco von Maltzan once again confirmed the guidance for the full year. The Group plans to achieve growth in sales revenues at a high single-digit percentage in its current financial year. The goal is for operating profit (EBIT), adjusted to exclude the exceptional effects in the prior year, to increase at the same rate as sales revenues. BERU considers itself well positioned with its strong product pipeline, but expects weaker growth in the coming quarters in view of only moderate growth in demand for automobiles combined with an increasingly competitive environment and more aggressive pricing.

As shown in the financial calendar of BERU AG, the full results for the first quarter of the current financial year 2005/06 (April 1 to June 30, 2005) are due to be published on August 18, 2005.

The Executive Board

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Further information is available from:
BERU AG
Corporate Communications & Investor Relations
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Tel.: +49 (0)7141 132 246
E-mail: corporate-communications@beru.de